Exhibit 12.1

Masimo Corporation

Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three months ended April 2, 2011	Fiscal Year Ended
		January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007	December 31, 2006
Ratio of earnings to fixed charges:
Income before provision for income taxes	$25,583	$107,569	$82,180	$72,391	$68,122	$314,403
Fixed charges	449	1,941	1,768	2,435	3,831	2,882
Noncontrolling interests in pre-tax income	(266)	(676)	(1,159)	—	—	—

Total earnings	$25,766	$108,834	$82,789	$74,826	$71,953	$317,285

Fixed charges
Interest expensed	$3	$23	$75	$753	$2,475	$1,824
Estimate of interest within rental expense	446	1,918	1,693	1,682	1,356	1,058

Total fixed charges	$449	$1,941	$1,768	$2,435	$3,831	$2,882

Ratio of earnings to fixed charges	57.39	56.07	46.83	30.73	18.78	110.09

Ratio of earnings to fixed charges and preferred stock dividends:
Income before provision for income taxes	$25,583	$107,569	$82,180	$72,391	$68,122	$314,403
Fixed charges and preferred stock dividends	449	1,941	1,768	2,435	11,629	16,689
Noncontrolling interests in pre-tax income	(266)	(676)	(1,159)	—	—	—

Total earnings	$25,766	$108,834	$82,789	$74,826	$79,751	$331,092

Fixed charges and preferred stock dividends
Interest expensed	$3	$23	$75	$753	$2,475	$1,824
Estimate of interest within rental expense	446	1,918	1,693	1,682	1,356	1,058
Preferred stock dividend requirement	—	—	—	—	7,798	13,807

Total fixed charges and preferred stock dividends	$449	$1,941	$1,768	$2,435	$11,629	$16,689

Ratio of earnings to fixed charges and preferred stock dividends	57.39	56.07	46.83	30.73	6.86	19.84